Lori B. Morgan

lmorgan@bassberry.com

(615) 742-6280

July 28, 2016

John Ganley, Esq.

Division of Investment Management, Examiner

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 8626

Washington, D.C. 20549

Re:	Gladstone Investment Corporation – Post-Effective Amendment No. 1 to Universal Shelf Registration Statement on Form N-2, File No. 333-204996 (the “Registration Statement”)

Dear Mr. Ganley:

On behalf of Gladstone Investment Corporation (the “Company”), and in response to the comments received from the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during a phone conversation on July 25, 2016 (the “Comments”), we are hereby transmitting for filing pursuant to the Securities Act of 1933 (the “Securities Act”), our response to the Comments.

For convenience of reference, each Comment pursuant to the abovementioned correspondence is reprinted below in bolded font and is followed by the corresponding response of the Company.

All page references in our responses are to the pages of the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Page F-49: Unconsolidated Significant Subsidiaries

1.	Comment: Please confirm in supplemental correspondence that the Company performs a quarterly analysis as to whether the disclosure requirements of Rules 3-09 or 4-08 (g) of Regulation S-X should be applied for any unconsolidated subsidiaries.

Response: In response to the Staff’s comment, the Company hereby confirms that it performs a quarterly analysis to determine whether the disclosure requirements of Rules 3-09 or 4-08 (g) of Regulation S-X should be applied for any unconsolidated subsidiaries.

150 Third Avenue South, Suite 2800

Nashville, TN 37201

July 28, 2016

Page F-8: Consolidated Schedule of Investments

2.	Comment: Does the Company hold any equity interest in collateralized loan obligations? The Staff may have additional comments based on the response.

Response: The Company does not have any equity interest in collateralized loan obligations.

Page F-47: Commitments and Contingencies

3.	Comment: Please confirm in supplemental correspondence that the Company reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. Additionally, please provide a general explanation as to why the Company believes it can cover these unfunded investment commitments.

Response: The Company confirms that it reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. As of March 31, 2016, the Company’s cash and cash equivalents and the availability under its revolving line of credit provide sufficient cover to allow the Company to satisfy its unfunded investment commitments.

Page 5: Fees and Expenses Table

4.	Comment: We note Footnote 5 to the Fees and Expenses Table begins with “In addition.” Please clarify whether the expenses described in Footnote 5 are included in the corresponding line item. If these expenses are included in the corresponding line item, please delete “in addition” at the beginning of the footnote to prevent confusion. If these expenses are not included in the corresponding line item, please explain why they are not included in the line item.

Response: The Company respectfully submits that the expenses described in Footnote 5 are included in the corresponding line item within the Fees and Expenses Table. In response to the Staff’s request, the Company undertakes in future filings to delete “In addition” at the beginning of Footnote 5 to prevent confusion.

Page 18 – Risk Factors

5.	Comment: Please define “Co-Investment Order” when it is first used in the prospectus, or refer to where the definition is located.

Response: In response to the Staff’s request, the Company undertakes in future filings to define “Co-Investment Order” when it is first used in the prospectus or refer to where the definition is located.

July 28, 2016

Exhibits

6.	Comment: We note the Company filed as exhibits to the Registration Statement its forms of prospectus supplements for notes and senior notes. Please represent in supplemental correspondence that the Company will not issue debt securities denominated as senior notes unless they are senior to debt outstanding at the time of such issuance.

Response: In response to the Staff’s request, the Company represents that it will not issue debt securities denominated as senior notes unless those securities are senior to debt outstanding at the time of such issuance.

7.	Comment: Please specify where Exhibit Nos. 2.d.11, 2.l and 2.s.1 are located, rather than only designating them as “Previously filed.”

Response: In response to the Staff’s request, the Company undertakes in future filings to specify where Exhibit Nos. 2.d.11, 2.l and 2.s.1 are located.

In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

•	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to reach Lori Morgan via phone at 615-742-6280 or via email at lmorgan@bassberry.com or Sehrish Siddiqui via phone at 901-543-5979 or via email at ssiddiqui@bassberry.com with any questions. We look forward to hearing from you soon.

Sincerely,

/s/ Lori B. Morgan

Lori B. Morgan

LBM:as